NEWS RELEASE

Warrant Exercise Increases Cash Position to CA $19 Million;
Salman Partners Engaged as Financial Advisor

October 25, 2005 – Vancouver, Canada – Endeavour Silver Corp. (EDR:TSX-V and EJD:FSE ) announces that during the past 3 months over 3.4 million common shares were issued from the exercise of warrants, thereby increasing the Company’s cash position by more than CAD $5.7 million to a total of CAD $19 million.

Endeavour intends to use some of its strong working capital position in order to facilitate the current expansion program now underway on the Guanacevi project, to accelerate the Company’s acquisition and exploration programs in the district and to evaluate other attractive silver mine projects for acquisition.

Endeavour has engaged Salman Partners Inc. for a six month period as its financial advisor to assist the Company in evaluating possible alternatives for growth and any new financing if required. Salman Partners is a mining focused, full service investment dealer serving institutional and corporate clients worldwide. In 2004 and 2005, they participated in over CAD $3.2 billion in new equity offerings.

Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR   FSE: EJD